FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, February 11, 2010

Press release

FOURTH QUARTER AND FULL YEAR 2009 RESULTS

FOR THE FOURTH QUARTER 2009

•

Revenues of Euro 3.967 billion, down 19.9% year-over-year and 16.8% at constant currency

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Adjusted[2] gross profit of Euro 1.454 billion or 36.7% of revenues

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Adjusted[2] operating income[1] of Euro 271 million or 6.8% of revenues

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Reported net profit (group share) of Euro 46 million or Euro 0.02 per share, including one time items

•

Operating cash flow[3] of Euro 635 million

FOR THE YEAR 2009

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Revenues of Euro 15.157 billion, down 10.8% year-over-year and 12.4% at constant currency

•

Adjusted[2] gross profit of Euro 5.112 billion or 33.7% of revenues

•

Adjusted[2] operating income[1] of Euro (56) million or (0.4)% of revenues

•

Reported net loss (group share) of Euro (524) million or Euro (0.23) per share

•

Net (debt)/cash of Euro 886 million as of December 31, 2009

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“We delivered on our commitments for 2009 and I am pleased with the operational progress we have made.

Revenue came in at the lower end of the indicated range for the year due to the fact that our fourth quarter was not as strong as expected. However, I am encouraged by the strong sequential growth in our orders and by the accelerated traction we are seeing in next generation technologies, as evidenced by our selection by AT&T as a key supplier for LTE.

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We materially exceeded our cost and expense reduction target in 2009, allowing us to be around break-even at the adjusted operating income level for the year.

In the last two quarters, we demonstrated our ability to generate cash through a more disciplined management of our working capital. With asset divestitures and the convertible bond offering, we finished the year with a much stronger balance sheet.

A more stable economic environment and the explosive growth of mobile internet will drive market growth in 2010 and beyond. As the trusted partner of our customers in the migration towards IP and LTE, we are well positioned to benefit from this growth and are on the right track to become a normal company by 2011.”

KEY HIGHLIGHTS

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Fourth quarter revenue decreased 19.9% year-over-year and increased 7.6% sequentially to Euro 3.967 billion.  At constant currency exchange rates, revenue decreased 16.8% year-over-year and rose 9.1% sequentially. The carrier segment saw a double-digit decline in revenue, driven by 2G wireless access, TDM switching, terrestrial optics and broadband access. The segment did see slight growth in Submarine, good growth in IP and double-digit growth in W-CDMA. Enterprise revenue declined at a more moderate rate this quarter which is due to the recovery of Industrial Components. Applications software revenue grew at a mid single-digit rate and finally Services revenue grew slightly. From a geographic standpoint and at constant currency, revenue declined at a double-digit rate in Europe (-15%), Asia Pacific (-26%) and in the rest of the world (-24%) and declined at a high single-digit rate in North America (-9%).

•

Fourth quarter adjusted2 operating income1 of Euro 271 million or 6.8% of revenue. Adjusted2 gross margin came in at 36.7% of revenue for the quarter, compared to 33.3% in the year ago quarter and 33.4% in the third quarter 2009. Excluding the two one-time items booked in the year ago quarter (with net impact of a negative 50bp) gross margin rose 2.9 percentage points year over year and 3.2 percentage points sequentially. This strong improvement reflects a more favorable geographic/product mix, ongoing cost reduction initiatives in fixed operations, procurement and product design and - on a year over year basis only – the weakening of the US dollar versus the Euro. Operating expenses decreased 12.4% year-over-year and 4.8% sequentially, reflecting ongoing cost reduction plans and, on a year over year basis only, the weakening of the US dollar versus the Euro.

•

Fourth quarter reported net profit (group share) of Euro 46 million or Euro 0.02 per share. Three one time items impacted both the reported and adjusted net income of Alcatel-Lucent this quarter. These include: 1) tax free income of Euro 211 million related to the amendment of the post retirement benefit plan 2) a tax free capital gain of Euro 99 million related to the sale of the motors and drives activity; 3) an increase in litigation reserves of Euro (109) million with no tax impact. The net impact of these three items was a positive Euro 201 million or Euro 0.09 per share this quarter.

•

Net (debt)/cash of Euro 886 million, versus Euro 592 million as of September 30, 2009. Operating cash flow reached Euro 635 million which reflects the higher level of adjusted operating income in the fourth quarter as well as an additional reduction in working capital and other assets and liabilities of Euro 228 million. Free cash flow was Euro 173 million, including restructuring cash outlays of Euro (157) million, cash interest expense of Euro (17) million, contribution to pensions and OPEB of Euro (67) million, cash tax of Euro (27) million and capital expenditure of Euro (194) million. The net (debt)/cash position improved by Euro 294 million, including Euro 128 million related to the sale of the motors and drives activity.

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•

Funded status of Pensions and OPEB of Euro (985) million at end December, compared to Euro (1,267) million as of September 30, 2009. The slight sequential narrowing in the deficit reflects the increase in the discount rates used for pensions and post-retirement healthcare plans in the US, the euro zone and the UK. From a regulatory perspective – which determines the funding requirements – the preliminary assessment of the company’s US plans suggest that no funding contribution should be required through at least 2011. As of December 31st, 2009, fixed income accounted for approximately 66% of the group’s plan assets, up from 63% at the end of 2008.

•

The board has recommended not to pay a dividend for fiscal year 2009.

PROGRESS ON TRANSFORMATION PLAN

As of the fourth quarter 2009 and on an annualized exit run rate, Alcatel-Lucent has reduced its cost and expense structure by approximately Euro 950 million at constant currency, of which approximately 40% in COGS (including fixed operations, product and procurement costs), 25% in R&D and 35% in SG&A (including selling & marketing, general & administrative costs).

In 2009, the company estimates that it has reduced its break-even point – defined as the amount of revenue required to achieve break-even at the adjusted2 operating level – by Euro 1.05 billion at constant currency.

In 2009, Alcatel-Lucent reduced its operating working capital by Euro 597 million through a decrease in net inventories of Euro 488 million or 5 days, a decrease in net receivables of Euro 1,174 million or 16 days, partially offset by a decrease in payables, progress payments and product reserves on construction contracts of Euro 1,065 million or 11 days. In 2009, the company reduced its cash conversion cycle by 10 days.

OUTLOOK

In a global economic environment that appears to be stabilizing, the telecommunications equipment and related services market should recover in 2010. Given its improved product portfolio and the effectiveness of its cost reduction actions, Alcatel-Lucent feels confident in its ability to grow and increase its margins. However, in what remains a highly competitive environment, it is too early to have a firm view on the extent of margin expansion. The company is therefore widening the targeted range for its adjusted operating margin in 2010, while remaining committed to the 2011 goals of its three-year transformation plan:

•

For 2010, Alcatel-Lucent continues to expect nominal growth (defined as between 0% and 5%) for the telecommunications equipment and related services market.

•

For 2010, Alcatel-Lucent aims to reach an adjusted operating margin in the low to mid single-digit (defined as between 1% and 5%).

•

For 2011, Alcatel-Lucent continues to aspire to an adjusted operating margin in the mid to high single-digit (defined as between 5% to 9%), depending on market growth.

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REPORTED RESULTS

In the fourth quarter, the reported net profit (group share) was Euro 46 million or Euro 0.02 per diluted share (USD 0.03 per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination of Euro (39) million.

Reported Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
In Euro million except for EPS	2009	2008	(% or pt)	2009	(% or pt)	2009	2008	(% or pt)
Revenues	3,967	4,954	-19.9%	3,687	7.6%	15,157	16,984	-10.8%
Gross profit	1,453	1,646	-11.7%	1,232	17.9%	5,111	5,794	-11.8%
in % of revenues	36.6%	33.2%	3.4 pt	33.4%	3.2 pt	33.7%	34.1%	-0.4 pt
Operating income (1)	207	156	Nm	(76)	Nm	(325)	(56)	Nm
in % of revenues	5.2%	3.1%	2.1 pt	-2.1%	7.3 pt	-2.1%	-0.3%	-1.8 pt
Net income (loss) (Group share)	46	(3,892)	Nm	(182)	Nm	(524)	(5,215)	Nm
EPS diluted (in Euro)	0.02	(1.72)	Nm	(0.08)	Nm	(0.23)	(2.31)	Nm
E/ADS* diluted (in USD)	0.03	(2.40)	Nm	(0.12)	Nm	(0.33)	(3.21)	Nm
Number of diluted shares (million)	2,274.6	2,259.4	0.7%	2,259.7	0.7%	2,259.7	2,259.2	0.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4332 as of December 31st 2009, USD 1.4630 as of September 30th 2009, USD 1.3919 as of December 31st 2008.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The fourth quarter 2009 adjusted2 net profit (group share) was Euro 85 million or Euro 0.04 per diluted share (USD 0.05 per ADS), which – in addition to the above-mentioned three one-time items – includes a restructuring charge of Euro (268) million, a net financial charge of Euro (12) million, an adjusted income tax charge of Euro (66) million and minority interests of Euro (49) million.

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Adjusted Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
In Euro million except for EPS	2009	2008	(% or pt)	2009	(% or pt)	2009	2008	(% or pt)
Revenues	3,967	4,954	-19.9%	3,687	7.6%	15,157	16,984	-10.8%
Gross profit	1,454	1,648	-11.8%	1,232	18.0%	5,112	5,800	-11.9%
in % of revenues	36.7%	33.3%	3.4 pt	33.4%	3.2 pt	33.7%	34.1%	-0.4 pt
Operating income (1)	271	297	Nm	(11)	Nm	(56)	466	Nm
in % of revenues	6.8%	6.0%	0.8 pt	-0.3%	7.1 pt	-0.4%	2.7%	-3.1 pt
Net income (loss) (Group share)	85	(1,321)	Nm	(143)	Nm	(360)	(1,597)	Nm
EPS diluted (in Euro)	0.04	(0.58)	Nm	(0.06)	Nm	(0.16)	(0.71)	Nm
E/ADS* diluted (in USD)	0.05	(0.81)	Nm	(0.09)	Nm	(0.23)	(0.98)	Nm
Number of diluted shares (million)	2,516.3	2,259.4	11.4%	2,259.7	11.4%	2,259.7	2,259.2	0.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4332 as of December 31st 2009, USD 1.4630 as of September 30th 2009, USD 1.3919 as of December 31st 2008.

KEY FIGURES

Geographic breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million)	2009	2008	(% or pt)	2009	(% or pt)	2009	2008	(% or pt)
North America	1,148	1,397	-17.8%	1,215	-5.5%	4,678	5,084	-8.0%
Asia Pacific	740	1,007	-26.5%	728	1.6%	2,978	3,191	-6.7%
Europe	1,436	1,708	-15.9%	1,231	16.7%	5,201	5,900	-11.8%
RoW	643	842	-23.6%	513	25.3%	2,300	2,809	-18.1%
Total group revenues	3,967	4,954	-19.9%	3,687	7.6%	15,157	16,984	-10.8%

Segment breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million)	2009	2008	(% or pt)	2009	(% or pt)	2009	2008	(% or pt)
Carrier	2,242	3,129	-28.3%	2,231	0.5%	9,076	10,980	-17.3%
- o/w IP	317	347	-8.6%	284	11.6%	1,173	1,225	-4.2%
- o/w Optics	763	970	-21.3%	706	8.1%	2,854	3,215	-11.2%
- o/w Wireless	799	1,288	-38.0%	859	-7.0%	3,544	4,480	-20.9%
- o/w Wireline	398	562	-29.2%	404	-1.5%	1,619	2,181	-25.8%
- o/w eliminations	(35)	(38)	-7.9%	(22)	Nm	(114)	(121)	-5.8%
Applications Software	334	329	1.5%	286	16.8%	1,135	1,045	8.6%
Enterprise	283	318	-11.0%	250	13.2%	1,036	1,223	-15.3%
Services	1,030	1,035	-0.5%	869	18.5%	3,569	3,353	6.4%
Other & eliminations	78	143	Nm	51	Nm	341	383	Nm
Total group revenues	3,967	4,954	-19.9%	3,687	7.6%	15,157	16,984	-10.8%

Breakdown of segment	Fourth	Fourth	% change	Third	% change	Full	Full	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(in Euro million)	2009	2008	(% or pt)	2009	(% or pt)	2009	2008	(% or pt)
Carrier	19	148	Nm	(26)	Nm	(297)	251	Nm
In % of revenues	0.8%	4.7%	-3.9 pt	-1.2%	2.0 pt	-3.3%	2.3%	-5.6 pt
Applications software	65	15	Nm	0	Nm	14	(49)	Nm
In % of revenues	19.5%	4.6%	14.9 pt	0.0%	19.5 pt	1.2%	-4.7%	5.9 pt
Enterprise	21	28	Nm	4	Nm	(17)	84	Nm
In % of revenues	7.4%	8.8%	-1.4 pt	1.6%	5.8 pt	-1.6%	6.9%	-8.5 pt
Services	141	80	Nm	38	Nm	203	234	Nm
In % of revenues	13.7%	7.7%	6.0 pt	4.4%	9.3 pt	5.7%	7.0%	-1.3 pt
Other & eliminations	25	26	Nm	(27)	Nm	41	(54)	Nm
Total group op. income (loss)	271	297	Nm	(11)	Nm	(56)	466	Nm

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Cash Flow highlights	Fourth quarter	Third quarter	Fourth quarter
In Euro million	2009	2009	2008
Net (debt)/cash at beginning of period	592	28	(600)
Adjusted operating income	271	(11)	297
Depreciation & Amort; OP non cash; other	136	197	361
Op. Cash Flow before change in WCR*	407	186	658
Change in operating WCR	100	430	(24)
Change in other working capital	128	123	29
Operating Cash Flow (2)	635	739	663
Interest	(17)	(41)	(32)
Taxes	(27)	(20)	(23)
Dividends received from equity affiliates	0	0	0
Cash contribution to pension & OPEB	(67)	(37)	99
Restructuring cash outlays	(157)	(122)	(172)
Cash flow from operating activities	367	519	535
Capital expenditures (incl. R&D cap.)	(194)	(157)	(285)
Free Cash Flow	173	362	250
Disposal of Motors & Drives	128	0	0
Accounting valuation for 2023 and 2015 convertible bonds	0	195	0
Discontinued, Cash from financing & Forex	(7)	7	(39)
Change in net(debt)/cash position	294	564	211
Net (debt)/cash at end of period	886	592	(389)
* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

Balance sheet - Assets	Dec. 31,	Sept. 30,	Dec. 31,
In Euro million	2009	2009	2008
Total non-current assets	11,644	11,892	12,742
of which Goodwill & intangible assets, net	6,382	6,378	6,782
of which Prepaid pension costs	2,400	2,559	2,298
of which Other non-current assets	2,862	2,955	3,662
Total current assets	12,204	12,502	14,569
of which OWC assets	5,466	5,686	7,120
of which other current assets	1,168	1,537	2,856
of which marketable securities, cash & cash equivalents	5,570	5,279	4,593
Total assets	23,848	24,394	27,311

Balance sheet - Liabilities and shareholders' equity	Dec. 31,	Sept. 30,	Dec. 31,
In Euro million	2009	2009	2008
Total shareholders equity	4,309	4,140	5,224
of which attributable to the equity holders of the parent	3,740	3,603	4,633
of which minority interests	569	537	591
Total non-current liabilities	10,489	10,941	10,400
of which pensions, and other post-retirement benefits	5,043	5,465	4,807
of which long term debt	4,179	4,141	3,998
of which other non-current liabilities	1,267	1,335	1,595
Total current liabilities	9,050	9,313	11,687
of which provisions	2,008	1,921	2,424
of which short term debt	576	622	1,097
of which OWC liabilities	4,631	4,674	5,688
of which other current liabilities	1,835	2,096	2,478
Total liabilities and shareholder's equity	23,848	24,394	27,311

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BUSINESS COMMENTARY

CARRIER SEGMENT

For the fourth quarter 2009, revenues for the Carrier segment were Euro 2.242 billion, a decrease of 28.3% compared to Euro 3.129 billion in the year-ago quarter and an increase of 0.5% compared to Euro 2.231 billion in the third quarter 2009. At constant currency exchange rates, Carrier revenues decreased 25.3% year-over-year and grew 2.4% sequentially. The segment posted an adjusted2 operating1 profit of Euro 19 million or an operating margin of 0.8% compared to an operating income of Euro 148 million or a margin of 4.7% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 317 million, a decrease of 5.9% from the year ago quarter at constant currency, due to the accelerated rate of decline in ATM. Revenues from IP/MPLS service routers grew at a high-single digit rate this quarter, driven by a strong performance in North America and EMEA. IP penetration in wireless improved, with sustained expansion in the backhaul market. The company’s LTE Evolved Packet Core (EPC) is seeing strong traction, with 11 trials across all regions.

•

Revenues for the Optics division were Euro 763 million, a decline of 19.5% from the year ago quarter at constant currency. All segments of the terrestrial market declined this quarter although the D-WDM segment continued to recover with strong sequential growth and limited year over year decline. Submarine networks saw only slight growth this quarter, compared to double-digit growth in prior quarters, albeit from a demanding year ago comparison. Alcatel-Lucent recently announced the 1870 TTS (Transport Tera Switch), a next generation optical cross connect platform based on the OTN (Optical Transport Network) standard which gives operators the flexibility to transport IP traffic at the most cost-effective layer of the network.  The 1870 TTS is a key element of the company’s recently introduced Converged Backbone Transformation (CBT) solution for IP/optical core networks.

•

Revenues for the Wireless Networks division were Euro 799 million, a decline of 33.7% from the year ago quarter at constant currency. GSM was again sharply impacted by slower mobile subscriber growth and a reduction in capital expenditures in all of the markets where Alcatel-Lucent has a meaningful presence. CDMA declined both year-over-year and sequentially due to market weakness in North America and the slow-down in the pace of deployment of this technology in China. W-CDMA enjoyed double-digit growth on a year over year basis but declined sequentially off an exceptionally high third quarter which had seen the certification of the company’s converged RNC at a large customer.

•

Alcatel-Lucent announced several new LTE trials since the third quarter release, including China Mobile for World Expo 2010, Bouygues Telecom, SingTel and Cox. To date, the company’s LTE solution is involved in a total of 40 trials with 23 different operators. It has been selected by the two largest US service providers, AT&T and Verizon. Alcatel-Lucent recently launched the MC-TRX, a new radio module based on software defined radio (SDR) technology that gives service providers the flexibility to support any mix of 2G GSM, 3G W-CDMA/HSPA+ and long term evolution (LTE) services on the same platform. A key building block of the Converged RAN (Radio Access Network) portfolio, the MC-TRX is currently in trials and has been selected by tier 1 mobile service providers.

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•

Revenues for the Wireline Networks division were Euro 398 million, a decline of 26.5% from the year ago quarter at constant currency. TDM switching continued to decline on a year-over-year basis but enjoyed a very strong sequential recovery. Revenues from Broadband access declined both year-over-year and sequentially, as several large customers further delayed the roll-out of next generation broadband access (VDSL or GPON) for either economic or regulatory reasons. Fixed NGN & IMS had a weak quarter revenue-wise but the company’s next generation IMS platform, the 5060 IP call server continues to enjoy very strong customer traction.

APPLICATIONS SOFTWARE SEGMENT

For the fourth quarter 2009, revenues for the Applications software segment were Euro 334 million, an increase of 1.5% compared to Euro 329 million in the year-ago quarter and an increase of 16.8% compared to Euro 286 million in the third quarter 2009. At constant currency exchange rates, Applications software revenues grew 5.7% year-over-year and increased 18.8% sequentially. The segment reported an adjusted2 operating1 profit of Euro 65 million or 19.5% of revenue compared to an adjusted2 operating1 profit of Euro 15 million or 4.6% in the year ago period.

Key highlights:

Carrier applications revenue grew at a low double-digit rate this quarter and finished the year with growth in the mid teens. Due to the relatively small size of certain activities within carrier applications, revenue can be lumpy from quarter to quarter. The following therefore applies to yearly trends in 2009:

•

Applications professional services (i.e. software customization), remote customer management (Motive) and maintenance all enjoyed very strong growth, albeit off a small base in 2008 ;

•

Digital Media & Advertising only grew in the mid teens, due to the ongoing rationalization of the product portfolio ; revenue nonetheless grew very strongly in what are now its two focus areas, content management and applications enablement ;

•

Rich Communications (messaging and IMS), a more sizable activity to start with, grew in the mid teens in 2009, driven by 1) the success of next generation messaging solutions such as visual voice-mail in North America, and 2) the initial ramp in IMS revenue ;

•

Payment & NG-IN revenue declined in 2009 but saw an improvement in the second half, as carriers in EMEA are renovating their existing payment platforms in order to accommodate rising smart phone penetration and the strong growth of data plans ;

•

Subscriber data management (HLR and HSS) also saw a decline in revenue in 2009, due to the completion of some 3G deployments and slower mobile subscriber growth in emerging markets. This business is nonetheless poised for good growth going forward given the strong customer demand for the company’s next generation HLR, a cost effective ATCA-based platform.

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Genesys, the contact centre software activity continued to be impacted by the decline in corporate investment and saw a double-digit decline in revenue in the fourth quarter. For the year as a whole, Genesys gained market share, with a decline in revenue in the mid to high single-digit range compared to the decline in worldwide contact center end-user purchases of 25% according to Gartner Dataquest.

The segment enjoyed a very high operating margin this quarter and broke-even for the year, due to the rationalization of the product portfolio around higher margin solutions, the better absorption of fixed costs through revenue growth and ongoing cost reduction initiatives.

ENTERPRISE SEGMENT

For the fourth quarter 2009, revenues for the Enterprise segment were Euro 283 million, a decrease of 11.0% compared to Euro 318 million in the year-ago quarter and an increase of 13.2% compared to Euro 250 million in the third quarter 2009. At constant currency exchange rates, Enterprise revenues decreased 9.4% year-over-year and grew 13.2% sequentially. The segment posted an adjusted2 operating1 profit of Euro 21 million or an operating margin of 7.4% compared to a profit of Euro 28 million or 8.8% in the year-ago quarter.

Key highlights:

•

Enterprise solutions revenue continued to decline on a year over year basis but enjoyed a double-digit recovery on a sequential basis, driven by the year-end seasonal uptick in corporate spending which was felt across all activities, including voice telephony, software applications and data networking.

•

Industrial components revenues were more or less stable year over year and grew close to 20% sequentially, driven by the recovery of the vacuum pumps activity which is highly dependent upon capital investment in the semiconductor industry. The motors and drives activity was consolidated until the closing of its sale to Triton on December 31st, 2009. This business contributed approximately Euro 100 million to group revenue in 2009.

•

The segment returned to a significantly positive adjusted2 operating1 margin in the fourth quarter, benefiting from the impact of higher volumes as well as from the cost reduction actions taken during the first half.

SERVICES SEGMENT

For the fourth quarter 2009, revenues for the Services segment were Euro 1,030 million, a decrease of 0.5% compared to Euro 1,035 million in the year-ago quarter and an increase of 18.5% compared to Euro 869 million in the third quarter 2009. At constant currency exchange rates, Services revenues increased 0.8% year-over-year and 19.2% sequentially. The segment posted an adjusted2 operating profit1 of Euro 141 million or 13.7% of revenues compared to Euro 80 million or 7.7% in the year ago quarter.

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Key highlights:

•

Managed & Outsourcing Solutions revenue grew in the low twenties this quarter, as it continued to benefit from the ramp-up of the some the large contracts won over the 2008/2009 period, specifically in India.

•

The Network and System Integration (N&SI) activities saw a double-digit decline in revenue this quarter. As in prior quarters, activities in the field of network design, integration and optimization were impacted by the weakness of the wireless infrastructure market. System & Application integration which had been growing in the first nine months had a soft quarter, due in part to a demanding basis in the year-ago quarter and in part to a temporary slow-down in the integration of complex applications.

•

The Network Build and Implementation (NBI) activity, which focuses on civil works, grew in the high teens year over year and almost doubled sequentially, as key milestones for several large projects were signed off during the quarter.

•

Maintenance revenue was approximately flat this quarter at constant currency, with sustained growth in multivendor maintenance offsetting the slight decline in the maintenance of Alcatel-Lucent products.

•

The segment saw a strong improvement in profitability, both year-over-year and sequentially. This is due in part to higher gross margins across all activities, particularly N&SI and NBI, and in part to tight control of the segment’s fixed operations costs and operating expenses.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through an audio webcast at http://www.alcatel-lucent.com/4q2009

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Notes

All reported figures are currently being audited. All adjusted figures are unaudited.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2-

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-

“Operating cash flow” is defined as cash provided (used) by operating activities a) after changes in working capital and other assets and liabilities b) before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted transformation partner of service providers, enterprises, strategic industries such as defense, energy, healthcare, transportation,  and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 15.2 billion in 2009 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Régine Coqueran	Tel : +33 (0) 1 40 76 49 24	Regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 1 908 582 5722	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) for 2010, an adjusted operating margin in the low to mid single-digit (between 1% and 5%); and (ii) for 2011, an adjusted operating margin in the mid to high single-digit (5% to 9%), depending on market growth. Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs, and to co-source certain business processes, and adjust our portfolio by boosting investment in certain segments and reducing spending in others; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2008, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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ADJUSTED PROFORMA RESULTS

	Q1-2009			Q2-2009			Q3-2009			Q4-2009			2,009
(unaudited)	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted
Revenues	3,598		3,598	3,905	0	3,905	3,687		3,687	3,967		3,967	15,157		15,157
Cost of sales (a)	(2,465)		(2,465)	(2,612)	0	(2,612)	(2,455)		(2,455)	(2,514)	1	(2,513)	(10,046)	1	(10,045)
Gross Profit	1,133	0	1,133	1293	0	1,293	1,232	0	1,232	1,453	1	1,454	5,111	1	5,112
Administrative and selling expenses (b)	(768)	31	(737)	(769)	30	(739)	(699)	28	(671)	(677)	28	(649)	(2,913)	117	(2,796)
Research and Development costs (c)	(691)	41	(650)	(654)	38	(616)	(609)	37	(572)	(569)	35	(534)	(2,523)	151	(2,372)
Operating income (loss) (1)	(326)	72	(254)	(130)	68	(62)	(76)	65	(11)	207	64	271	(325)	269	(56)
Restructuring costs	(78)		(78)	(123)	0	(123)	(136)	0	(136)	(268)	0	(268)	(605)		(605)
Impairment of assets	0		0	0	0	0	0	0	0	0	0	0	0		0
Post-retirement benefit plan amendment	(2)		(2)	1	0	1	38	0	38	211	0	211	248		248
Litigations			0			0			0	(109)	0	(109)	(109)		(109)
Gain/(los) on disposal of consolidated entities	0		0	0	0	0	0	0	0	99	0	99	99		99
Income (loss) from operating activities	(406)	72	(334)	(252)	68	(184)	(174)	65	(109)	140	64	204	(692)	269	(423)

Financial result (net)	(13)	0	(13)	35	0	35	(15)		(15)	(12)		(12)	(5)	0	(5)
Share in net income(losses) of equity affiliates	(9)		(9)	3	0	3	2	0	2	5	0	5	1		1
Income tax (expense) benefit (d)	6	(28)	(22)	87	(26)	61	8	(26)	(18)	(41)	(25)	(66)	60	(105)	(45)
Income (loss) from continuing operations	(422)	44	(378)	(127)	42	(85)	(179)	39	(140)	92	39	131	(636)	164	(472)
Income (loss) ferom discontinued activities	0		0	129	0	129	0		0	3		3	132		132
Net Income (loss)	(422)	44	(378)	2	42	44	(179)	39	(140)	95	39	134	(504)	164	(340)

of which : Group share	(402)	44	(358)	14	42	56	(182)	39	(143)	46	39	85	(524)	164	(360)
Minority interests	(20)		(20)	(12)	0	(12)	3		3	49		49	20		20

Earnings per share : basic	(0.18)		(0.16)	0.01		0.02	(0.08)		(0.06)	0.02		0.04	(0.23)		(0.16)
Earnings per share : diluted	(0.18)		(0.16)	0.01		0.02	(0.08)		(0.06)	0.02		0.04	(0.23)		(0.16)

(1)

Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the consolidated financial statements at June 30, 2009).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2008)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.

(a) Depreciation of the reevaluation to fair value of productive tangible assets

(b) Amortization of intangibles assets - long term customer relationship (5-8 years)

(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: February 11 , 2010	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer